UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, September 22, 2025

Note: CPSA-GG-N-0321/25-AL

Att:

Comisión Nacional de Valores

25 de Mayo 175

At. Gerencia de Emisoras

Ciudad Autónoma de Buenos Aires

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

Ciudad Autónoma de Buenos Aires

A3 Mercados S.A.

Paraguay 777

Rosario, Santa Fe

Present

Ref.: CEPU-ECOGAS Corporate Reorganization. Relevant Fact.

From my consideration:

I am hereby writing to you, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the "Company" or "CEPU"), in relation to the Split-off-merger operation (the "Split-off-Merger") between the Company and ECOGAS Inversiones S.A. ("ECOGAS"), to inform the Shareholders that, after obtaining due authorizations from the National Securities Commission (the "CNV") and the Buenos Aires Stock Exchange ("BCBA"), in relation to the Split-off-merger operation (the "Split-Off-Merger") between the Company and ECOGAS Inversiones S.A. ("ECOGAS"), as authorized by the CEPU and ECOGAS Extraordinary General Shareholders' Meetings of May 22, 2025, the Company will proceed with the Split-Off on October 1, 2025.

For this reason, the investing public is informed that, in accordance with the terms of the definitive corporate reorganization agreement signed on June 17, 2025 between the Company and ECOGAS (the "Definitive Corporate Reorganization Agreement"), the following events will take place on October 1, 2025, among others:

1)              ECOGAS will receive the entirety of the Split-Off CEPU Equity, consisting of: (a) 59,986,580 Class "A" book-entry ordinary shares, with a par value of $1 each and with the right to one vote per share of ECOGAS; (b) 33,369 non-endorsable registered ordinary shares, of $1 par value each and entitled to one vote per share of Energía Sudamericana S.A.; (c) 27,597,032 Class "B" book-entry ordinary shares, with a par value of $1 each and entitled to one vote per share of Distribuidora de Gas del Centro S.A.; and (d) the sum of $305,000,000 in cash;

2)              All Class "A" shares of ECOGAS (59,986,580 shares with a par value of $1 each and with the right to one vote per share) will be cancelled;

3)              80,973,264 new Class "D" shares of ECOGAS will be issued, with a par value of $1 each and with the right to one vote per share, to be distributed among CEPU shareholders based on their shareholdings in said company according to the register of Caja de Valores S.A. as of the date of registration, which will be September 26, 2025 (the "Registration Date")."), and to the Exchange Ratio determined in one Class "D" share of ECOGAS for every 18.6694 shares held in CEPU. Fractions of shares will not be delivered.

As indicated in the Corporate Reorganization Agreement, the new shares of ECOGAS to be delivered to those shareholders of CEPU who hold their interests in such company through CEPU's American Depositary Receipts program ("CEPU ADRs") as of the Record Date, will be delivered to JPMorgan Chase Bank, N.A. ("JPMorgan") in its capacity as depositary of the CEPU ADR program and, if they are not capable of being delivered in the form of certificates representing such New ECOGAS Shares, they will be retained by JPMorgan, in its capacity as depositary of the CEPU ADR program, which will dispose of them, in accordance with the provisions of the Amended and Restated Deposit Agreement dated October 16, 2023 between CEPU, JPMorgan, and CEPU ADR holders, and any agreements or instructions JPMorgan enters into with, or receives from, CEPU.

In this regard, ECOGAS is in the process of creating a program of Global Depositary Receipts of ECOGAS (the "GDR Program"), which will represent Global Depositary Shares ("GDSs") whose assets will have as an underlying part of the new shares of ECOGAS, in order to offer investors who have their shares in CEPU through CEPU ADRs the possibility of receiving securities representing the New Shares abroad and grant them a reasonable period of approximately 90 days from the date of the Restricted Deposit Agreement to carry out operations aimed at receiving their shares in the local market, at their discretion.

Given that the Split-Off-Merger is an operation exempt from registration with the U.S. Securities Exchange Commission ("SEC"), the Program must be restricted, and may only be accessed by investors who have their shares in CEPU through ADRs as of the registration date determined by JPMorgan and who submit the certifications required pursuant to Regulation S and Rule 144 A of the Securities Act of the United States of America. 1933 (Securities Act) and investors who, after the initial distribution, acquire GDRs issued as a result of the Split-Off-Merger through the trading mechanisms and with the applicable restrictions.

Consequently, the GDRs will be delivered to those holders of CEPU ADRs that are eligible under the standards mentioned, to the extent that they have complied with the certifications and other documentation required by JPMorgan, in the times and forms that said entity provided accordingly.

4)              The amount corresponding to the fraction of undelivered share will be transferred to the shareholders of CEPU on the Registration Date, in accordance with the registry of Caja de Valores S.A. and as applicable to each, valued in accordance with the price of the Class "D" share of ECOGAS at the close of the Registration Date;

5)              The new share capital of ECOGAS will be $250,217,264, as a result of the cancellation and issuance of shares referred to in points 2) and 3), and own shares may remain in the possession of ECOGAS as a result of fractions of shares not delivered.

Kind regards

_________________________

Leonardo Marinaro

Market Relations Manager

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 22, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact